Exhibit 99.1

Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	March 31, 2013	December 31, 2012

ASSETS
Current assets
Cash	$231	$1,837
Trade and other receivables	174,155	170,972
Crude oil inventory	1,643	1,363
Financial derivatives	8,727	20,167
	184,756	194,339
Non-current assets
Exploration and evaluation assets (note 4)	229,602	240,015
Oil and gas properties (note 5)	2,123,149	2,037,576
Other plant and equipment	31,151	28,392
Goodwill	37,755	37,755
	$2,606,413	$2,538,077

LIABILITIES
Current liabilities
Trade and other payables	$226,977	$181,558
Dividends payable to shareholders	27,032	26,811
Financial derivatives	14,781	10,826
	268,790	219,195
Non-current liabilities
Bank loan (note 6)	155,842	116,394
Long-term debt (note 7)	444,420	441,195
Asset retirement obligations (note 8)	270,222	265,520
Deferred income tax liability	193,944	189,160
Financial derivatives	4,451	7,201
	1,337,669	1,238,665

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 9)	1,904,887	1,860,358
Contributed surplus	57,342	65,615
Accumulated other comprehensive loss	(8,576)	(12,462)
Deficit	(684,909)	(614,099)
	1,268,744	1,299,412
	$2,606,413	$2,538,077

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended March 31
	2013	2012

Revenues, net of royalties (note 13)	$227,667	$290,361

Expenses
Production and operating	65,216	58,287
Transportation and blending	46,136	61,737
Exploration and evaluation (note 4)	3,582	2,463
Depletion and depreciation	78,581	72,311
General and administrative	11,550	11,188
Share-based compensation (note 10)	9,044	6,856
Financing costs (note 14)	10,976	10,299
Loss on financial derivatives (note 16)	7,767	11,342
Foreign exchange loss (gain) (note 15)	1,781	(4,868)
Gain on divestiture of oil and gas properties	(20,951)	—
	213,682	229,615
Net income before income taxes	13,985	60,746
Income tax expense (note 12)
Deferred income tax expense	3,836	17,788
Net income attributable to shareholders	$10,149	$42,958
Other comprehensive income (loss)
Foreign currency translation adjustment	3,886	(5,386)
Comprehensive income	$14,035	$37,572

Net income per common share (note 11)
Basic	$0.08	$0.36
Diluted	$0.08	$0.36

Weighted average common shares (note 11)
Basic	122,491	118,563
Diluted	123,826	120,282

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus (1)	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	—	—	—	(78,365)	(78,365)
Exercise of share rights	21,246	(12,421)	—	—	8,825
Vesting of share awards	6,445	(6,445)	—	—
Share-based compensation	—	6,856	—	—	6,856
Issued pursuant to dividend reinvestment plan	22,791	—	—	—	22,791
Comprehensive income for the period	—	—	(5,386)	42,958	37,572
Balance at March 31, 2012	$1,730,666	$73,706	$(8,932)	$(591,027)	$1,204,413
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
Dividends to shareholders	—	—	—	(80,959)	(80,959)
Exercise of share rights	9,225	(5,507)	—	—	3,718
Vesting of share awards	11,810	(11,810)	—	—	—
Share-based compensation	—	9,044	—	—	9,044
Issued pursuant to dividend reinvestment plan	23,494	—	—	—	23,494
Comprehensive income for the period	—	—	3,886	10,149	14,035
Balance at March 31, 2013	$1,904,887	$57,342	$(8,576)	$(684,909)	$1,268,744
(1) Contributed surplus is comprised of share-based compensation.

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended March 31
	2013	2012

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$10,149	$42,958
Adjustments for:
Share-based compensation (note 10)	9,044	6,856
Unrealized foreign exchange loss (gain) (note 15)	3,817	(5,993)
Exploration and evaluation	3,582	1,830
Depletion and depreciation	78,581	72,311
Unrealized loss on financial derivatives (note 16)	11,895	4,202
Gain on divestitures of oil and gas properties	(20,951)	—
Deferred income tax expense	3,836	17,788
Financing costs (note 14)	10,976	10,299
Change in non-cash working capital	(12,782)	1,881
Asset retirement obligations settled (note 8)	(2,973)	(771)
	95,174	151,361

Financing activities
Payments of dividends	(57,244)	(55,351)
Increase in bank loan	39,448	18,142
Issuance of common shares (note 9)	3,718	8,825
Interest paid	(16,538)	(14,552)
	(30,616)	(42,936)

Investing activities
Additions to exploration and evaluation assets (note 4)	(4,150)	(3,731)
Additions to oil and gas properties (note 5)	(162,372)	(132,187)
Property acquisitions	—	(2,336)
Proceeds from divestitures of oil and gas properties	42,382	3,568
Additions to other plant and equipment, net of disposals	(3,370)	(5,044)
Change in non-cash working capital	61,831	26,118
	(65,679)	(113,612)
Impact of foreign currency translation on cash balances	(485)	152
Change in cash	(1,606)	(5,035)
Cash, beginning of period	1,837	7,847
Cash, end of period	$231	$2,812

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards ("IFRS") and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2012. The Company’s accounting policies are unchanged compared to December 31, 2012 except as listed in note 3 "Changes in Accounting Policies". The use of estimates and judgments is also consistent with the December 31, 2012 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on May 8, 2013.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	CHANGES IN ACCOUNTING POLICIES
Certain standards and amendments were issued effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below. As of January 1, 2013, the Company adopted the following IFRS standards and amendments in accordance with the transitional provisions of each standard.
Consolidation, Joint Ventures and Disclosures
Consolidated Financial Statements
IFRS 10 "Consolidated Financial Statements" replaces the consolidation guidance in IAS 27 "Consolidation and Separate Financial Statements" and Standing Interpretations Committee ("SIC") 12 "Consolidation - Special Purpose Entities" by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns. The retrospective adoption of this standard does not have any impact on the Company's financial statements.
Joint Arrangement
IFRS 11 "Joint Arrangements" replaces the guidance on in IAS 31 "Interests in Joint Ventures" and SIC 13 "Jointly Controlled Entities - Non-Monetary Contributions by Ventures", and divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. The retrospective adoption of this standard does not have any impact on the Company's financial statements.

Disclosure of Interests in Other Entities
IFRS 12 "Disclosure of Interests in Other Entities" requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities. The retrospective adoption of the annual disclosure requirements of this standard does not have a material impact on the Company's financial statements.

Separate Financial Statements
IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments does not have any impact on the Company's financial statements.
Investments in Associates and Joint Ventures
IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments does not have any impact on the Company's financial statements.
Fair Value Measurement
IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on the Company's consolidated balance sheets to reflect an appropriate amount of risk of non-performance by the Company. The prospective adoption of this standard does not have a material impact on the Company's financial statements.
Financial Instruments: Disclosures
IFRS 7 "Financial Instruments: Disclosures" has been amended to provide disclosure requirements about rights of offset and related agreements for financial statements under an enforceable master netting or similar agreement. The retrospective adoption of these amendments does not have any impact on the Company's financial statements.

4.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2011	$129,774
Capital expenditures	13,406
Property acquisitions	135,772
Exploration and evaluation expense	(12,202)
Transfer to oil and gas properties	(3,902)
Divestitures	(22,074)
Foreign currency translation	(759)
As at December 31, 2012	$240,015
Capital expenditures	4,150
Exploration and evaluation expense	(3,582)
Transfer to oil and gas properties	(11,233)
Divestitures	(571)
Foreign currency translation	823
As at March 31, 2013	$229,602

5.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2011	$2,471,419
Capital expenditures	405,219
Property acquisitions	8,270
Transferred from exploration and evaluation assets	3,902
Change in asset retirement obligations	5,429
Divestitures	(133,447)
Foreign currency translation	(2,483)
As at December 31, 2012	$2,758,309
Capital expenditures	162,372
Transferred from exploration and evaluation assets	11,233
Change in asset retirement obligations	5,979
Divestitures	(31,014)
Foreign currency translation	5,150
As at March 31, 2013	$2,912,029

Accumulated depletion
As at December 31, 2011	$439,259
Depletion for the period	294,623
Divestitures	(13,089)
Foreign currency translation	(60)
As at December 31, 2012	$720,733
Depletion for the period	77,956
Divestitures	(10,154)
Foreign currency translation	345
As at March 31, 2013	$788,880

Carrying value
As at December 31, 2012	$2,037,576
As at March 31, 2013	$2,123,149

6.    BANK LOAN

As at	March 31, 2013	December 31, 2012
Bank loan	$155,842	$116,394

The Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40.0 million extendible operating loan facility with a chartered bank and a $660.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex’s ability to pay dividends to its shareholders may be restricted.

The weighted average interest rate on the bank loan for the three months ended March 31, 2013 was 5.68% (3.59% for the three months ended March 31, 2012).

7.    LONG-TERM DEBT

As at	March 31, 2013	December 31, 2012
6.75% Series B senior unsecured debentures (US$150,000 – principal) due February 17, 2021	150,416	147,305
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal) due July 19, 2022	294,004	293,890
	$444,420	$441,195

Accretion expense on debentures of $0.2 million has been recorded in financing costs on long-term debt for the three months ended March 31, 2013 and 2012 .

8.     ASSET RETIREMENT OBLIGATIONS

	March 31, 2013	December 31, 2012
Balance, beginning of period	$265,520	$260,411
Liabilities incurred	4,225	7,092
Liabilities settled	(2,973)	(6,905)
Liabilities acquired	—	1,037
Liabilities divested	(1,294)	(2,372)
Accretion	1,660	6,631
Change in estimate(1)	3,048	(328)
Foreign currency translation	36	(46)
Balance, end of period	$270,222	$265,520

(1)	Changes in the status of wells, changes in discount rates and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at March 31, 2013 is $322.5 million (December 31, 2012 - $318.7 million). The amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% and discounted at a risk free rate of 2.5% at March 31, 2013 is $270.2 million (December 31, 2012 - $265.5 million (discounted at 2.5%)).

9.     SHAREHOLDERS’ CAPITAL
Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at March 31, 2013, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2011	117,893	$1,680,184
Issued on exercise of share rights	1,366	21,873
Transfer from contributed surplus on exercise of share rights	—	36,667
Transfer from contributed surplus on vesting and conversion of share awards	403	20,118
Issued pursuant to dividend reinvestment plan	2,206	101,516
Balance, December 31, 2012	121,868	$1,860,358
Issued on exercise of share rights	228	3,718
Transfer from contributed surplus on exercise of share rights	—	5,507
Transfer from contributed surplus on vesting and conversion of share awards	241	11,810
Issued pursuant to dividend reinvestment plan	537	23,494
Balance, March 31, 2013	122,874	$1,904,887

Monthly dividends of $0.22 per common share were declared by the Company during the three months March 31, 2013 for total dividends declared of $81.0 million ($56.4 million net of dividend reinvestment program).

Subsequent to March 31, 2013, the Company announced that a monthly dividend in respect of April 2013 operations of $0.22 per common share totalling $27.1 million ($19.9 million net of dividend reinvestment program) will be paid on May 15, 2013 to shareholders of record on April 30, 2013.

10.     EQUITY BASED PLANS
Share Award Incentive Plan

The Company has a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards (collectively, “share awards”) may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.3% of the then issued and outstanding common shares.

The Company recorded compensation expense related to the share awards of $8.8 million for the three months ended March 31, 2013 (three months ended March 31, 2012 - $6.5 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $44.20 per restricted award and performance award granted during the three months ended March 31, 2013 (three months ended March 31, 2012 - $56.43 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Number of share awards (000s)
Balance, December 31, 2011	365	229	594
Granted	370	306	676
Vested and converted to common shares	(133)	(130)	(263)
Forfeited	(36)	(17)	(53)
Balance, December 31, 2012	566	388	954
Granted	188	152	340
Vested and converted to common shares	(99)	(62)	(161)
Forfeited	(26)	(5)	(31)
Balance, March 31, 2013	629	473	1,102

Share Rights Plan

As a result of the conversion of the legal structure of the Company's predecessor, Baytex Energy Trust (the "Trust"), from an income trust to a corporation at year-end 2010, Baytex adopted a Common Share Rights Incentive Plan ("the Share Rights Plan") to facilitate the exchange of the outstanding unit rights (granted under the Unit Rights Plan of the Trust) for share rights.

As a result of the adoption of the Share Award Incentive Plan (as described above) effective January 1, 2011, no further grants will be made under the Share Rights Plan. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, cancelled or expired.

Under the Share Rights Plan, share rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. Each share right entitles the holder thereof to acquire a common share upon payment of the exercise price, which may be reduced to account for future dividends (subject to certain performance criteria).

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $0.3 million for the three months ended March 31, 2013 (three months ended March 31, 2012 - $0.4 million).

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price
Balance, December 31, 2011(1)	2,971	$16.98
Exercised (2)	(1,366)	16.01
Forfeited (1)	(80)	21.27
Balance, December 31, 2012(1)	1,525	$16.79
Exercised (2)	(228)	16.25
Forfeited (1)	(1)	30.15
Balance, March 31, 2013(1)	1,296	$16.23

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at March 31, 2013:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding at March 31, 2013(000s)	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at March 31, 2013 (000s)	Weighted Average Exercise Price	Number Outstanding at March 31, 2013(000s)	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at March 31, 2013 (000s)	Weighted Average Exercise Price
$3.36 to $10.50	—	$—	—	—	$—	381	$7.88	0.6	381	$7.88
$10.51 to $18.00	405	17.89	0.6	405	17.89	172	15.10	1.0	172	15.10
$18.01 to $25.50	126	22.43	1.4	126	22.43	671	19.78	1.7	670	19.78
$25.51 to $33.00	726	27.84	1.6	719	27.80	63	29.04	2.1	45	28.53
$33.01 to $40.50	36	35.70	2.4	21	35.65	8	34.64	2.2	4	34.70
$40.51 to $47.72	3	45.02	2.7	2	45.06	1	41.97	2.8	1	41.97
$3.36 to $47.72	1,296	$24.45	1.3	1,273	$24.26	1,296	$16.23	1.3	1,273	$15.96

11.    NET INCOME PER SHARE
Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted and share rights were exercised. The treasury stock method is used to determine the dilutive effect of share awards and share rights whereby the estimated proceeds from the potential conversion of share awards and the exercise of share rights or other dilutive instruments and the amount of compensation expense, if any, attributed to future services not yet recognized are assumed to be used to purchase common shares at the average market price during the periods.

	Three Months Ended March 31
	2013			2012
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$10,149	122,491	$0.08	$42,958	118,563	$0.36
Dilutive effect of share awards	—	706	—	—	205	—
Dilutive effect of share rights	—	628	—	—	1,514	—
Net income - diluted	$10,149	123,826	$0.08	$42,958	120,282	$0.36

12.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2013	2012
Net income before income taxes	$13,985	$60,746
Expected income taxes at the statutory rate of 25.51% (2012 – 25.45%)(1)	3,568	15,460
Increase (decrease) in income taxes resulting from:
Share-based compensation	2,307	1,745
Effect of rate adjustments for foreign jurisdictions	(1,996)	(992)
Other	(43)	1,575
Income tax expense	$3,836	$17,788

(1)	The change in statutory rate is related to changes in the provincial apportionment of income.

13.    REVENUES

	Three Months Ended March 31
	2013	2012
Petroleum and natural gas revenues	$271,789	$341,155
Royalty charges	(45,278)	(52,994)
Royalty income	1,156	2,200
Revenues, net of royalties	$227,667	$290,361

14.    FINANCING COSTS

	Three Months Ended March 31
	2013	2012
Bank loan and other	$1,615	$2,540
Long-term debt	7,662	6,112
Accretion on asset retirement obligations	1,660	1,627
Debt financing costs	39	20
Financing costs	$10,976	$10,299

15.     SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended March 31
	2013	2012
Unrealized foreign exchange loss (gain)	$3,817	$(5,993)
Realized foreign exchange (gain) loss	(2,036)	1,125
Foreign exchange loss (gain)	$1,781	$(4,868)

16.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
At March 31, 2013, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	April to October 2013	US$ 1.00 million	1.0433	(1)
Monthly average collar	April to December 2013	US$ 1.00 million	1.0000 – 1.0725	(1)
Monthly average collar	April to December 2013	US$ 1.00 million	1.0100 – 1.0720	(1)
Monthly average collar	April to December 2013	US$ 1.00 million	1.0200 – 1.0575	(1)
Monthly average collar	April to December 2013	US$ 1.00 million	1.0200 – 1.0655	(1)
Monthly average collar	April to December 2013	US$ 1.00 million	1.0250 – 1.0702	(1)
Monthly average collar	April to December 2013	US$ 2.00 million	1.0300 – 1.0650	(1)
Monthly forward spot sale	April to December 2013	US$ 1.00 million	1.0320	(1)(3)
Monthly forward spot sale	April to December 2013	US$ 2.00 million	1.0336	(1)(3)
Monthly forward spot sale	April to December 2013	US$ 2.00 million	1.0346	(1)(3)
Monthly forward spot sale	April to December 2013	US$ 2.00 million	1.0450	(1)(3)
Monthly forward spot sale	April to December 2013	US$ 2.00 million	1.0500	(1)(3)
Monthly forward spot sale	April to December 2013	US$ 1.00 million	1.0530	(1)(3)
Monthly forward spot sale	April to December 2013	US$ 1.00 million	1.0547	(1)(3)
Monthly average rate forward	April to December 2013	US$ 1.00 million	1.0360	(1)
Monthly average rate forward	April to December 2013	US$ 1.00 million	1.0300	(1)
Monthly forward spot sale	April to December 2013	US$ 4.50 million	1.0014	(2)
Monthly forward spot sale	April to December 2013	US$ 1.00 million	1.0300	(1)(3)
Monthly average rate forward	April to December 2013	US$ 1.00 million	1.0274	(1)(3)
Monthly average rate forward	April to December 2013	US$ 0.25 million	1.0023	(1)
Monthly average collar	April to December 2013	US$ 0.25 million	0.9700 – 1.0310	(1)

(1)	Actual contract rate (CAD/USD).

(2)	Based on the weighted average contract rates (CAD/USD).

(3)	Counterparty has the option to extend the term by twelve months.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
U.S. dollar denominated	US$66,204	US$124,048	US$216,371	US$201,980

Interest Rate Risk

As at March 31, 2013, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company’s risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At March 31, 2013, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Buy	April to June 2013	250 bbl/d	US$102.07	WTI
Fixed – Sell	April to June 2013(2)	2,000 bbl/d	US$98.05	WTI
Fixed – Sell	April to June 2013(2)	1,000 bbl/d	US$102.05	WTI
Fixed – Sell	April to June 2013(2)	1,000 bbl/d	US$104.10	WTI
Fixed – Sell	April to June 2013(2)	2,000 bbl/d	US$103.80	WTI
Fixed – Sell	April to September 2013(2)	2,000 bbl/d	US$101.60	WTI
Fixed – Sell	April to December 2013	12,000 bbl/d	US$96.58	WTI
Fixed – Sell	June to December 2013(2)	1,000 bbl/d	US$99.50	WTI
Fixed – Buy	July to December 2013	350 bbl/d	US$101.70	WTI
Fixed – Sell	July to December 2013(2)	1,000 bbl/d	US$99.00	WTI
Fixed – Sell	July to December 2013(3)	1,000 bbl/d	US$96.25	WTI
Fixed – Sell	July to December 2013(2)	1,000 bbl/d	US$104.70	WTI
Fixed – Buy	January to December 2014	380 bbl/d	US$101.06	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to extend the term by six months.

(3)	Counterparty has the option to double the volumes on the contract.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	April to December 2013	2,000 GJ/d	$3.37	AECO
Fixed – Sell	April to December 2013	2,000 mmBtu/d	US$4.02	NYMEX
Fixed – Sell	April to December 2013	1,000 mmBtu/d	US$4.05	NYMEX
Fixed – Sell	April to December 2013	1,000 mmBtu/d	US$4.07	NYMEX
Fixed – Sell	April to December 2013	1,000 mmBtu/d	US$4.10	NYMEX
Basis swap	April to December 2013	2,000 mmBtu/d	NYMEX less US$0.375	AECO
Basis swap	April to December 2013	1,000 mmBtu/d	NYMEX less US$0.388	AECO
Basis swap	April to December 2013	2,000 mmBtu/d	NYMEX less US$0.428	AECO
Price collar	April to December 2013	10,000 mmBtu/d	US$3.50 - US$3.75	NYMEX
Price collar	November 2013 to March 2014	10,000 mmBtu/d	US$4.00 – US$4.50	NYMEX
Fixed – Sell	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended March 31
	2013	2012
Realized (gain) loss on financial derivatives	$(4,128)	$7,140
Unrealized loss on financial derivatives	11,895	4,202
Loss on financial derivatives	$7,767	$11,342

Subsequent to March 31, 2013, Baytex added the following financial derivative contracts:

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	May to October 2013	2,500 mmBtu/d	US$4.16	NYMEX
Price collar	November 2013 to March 2014	2,500 mmBtu/d	US$4.20 - US$4.60	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Physical Delivery Contracts

At March 31, 2013, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)
WCS Blend	April 2013 to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	April to June 2013	1,250 bbl/d	WTI x 80.00%
WCS Blend	April to June 2013	4,250 bbl/d	WTI less US$18.18
WCS Blend	May to December 2013	2,000 bbl/d	WTI less US$21.50
WCS Blend	July to December 2013	2,750 bbl/d	WTI x 80.00%
WCS Blend	July to December 2013	2,750 bbl/d	WTI less US$21.00

(1)	Based on the weighted average price/unit for the remainder of the contract.

Condensate (diluent)	Period	Volume	Price/Unit
Fixed – Buy	April to December 2013	160 bbl/d	WTI plus US$3.10

At March 31, 2013, Baytex had committed to deliver the volumes of raw bitumen noted below to market on railways:

Heavy Oil	Period	Term Volume
Raw bitumen	April to June 2013	11,800 bbl/d
Raw bitumen	July to September 2013	5,225 bbl/d
Raw bitumen	October to December 2013	5,225 bbl/d
Raw bitumen	January to March 2014	4,000 bbl/d
Raw bitumen	April to June 2014	3,675 bbl/d

17.     CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS
On August 4, 2011, Baytex filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus").  The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $500 million (Canadian).

On July 19, 2012, Baytex issued $300 million of 6.625% Series C senior unsecured debentures due July 19, 2022 at par. The offering was made by way of a prospectus supplement dated July 10, 2012 to the Shelf Prospectus.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

The following tables present condensed interim unaudited consolidating financial information as at March 31, 2013, and December 31, 2012 and for the three months ended March 31, 2013 and 2012 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
As at March 31, 2013
Current assets	$—	$184,534	$222	$—	$184,756
Intercompany advances and investments	1,711,117	(559,707)	76,531	(1,227,941)	—
Non-current assets	2,432	2,419,225	—	—	2,421,657
Current liabilities	32,230	236,356	204	—	268,790
Bank loan and long-term debt	444,420	155,842	—	—	600,262
Asset retirement obligation and other non-current liabilities	$—	$468,617	$—	$—	$468,617

As at December 31, 2012
Current assets	$4	$194,086	$249	$—	$194,339
Intercompany advances and investments	1,756,923	(555,059)	70,298	(1,272,162)	—
Non-current assets	2,435	2,341,303	—	—	2,343,738
Current liabilities	39,478	179,503	214	—	219,195
Bank loan and long-term debt	441,195	116,394	—	—	557,589
Asset retirement obligation and other non-current liabilities	$—	$461,881	$—	$—	$461,881

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended March 31, 2013
Revenues, net of royalties	$5,752	$228,012	$6,233	$(12,330)	$227,667
Production, operation and exploration	—	68,798	—	—	68,798
Transportation and blending	—	46,136	—	—	46,136
General, administrative and unit-based compensation	345	20,572	22	(345)	20,594
Financing, derivatives, foreign exchange and other (gains)/losses	10,766	797	(5)	(11,985)	(427)
Depletion and depreciation	—	78,581	—	—	78,581
Income tax expense	—	3,836	—	—	3,836
Net income (loss)	$(5,359)	$9,292	$6,216	$—	$10,149

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended March 31, 2012
Revenues, net of royalties	$5,833	$290,736	$3,906	$(10,114)	$290,361
Production, operation and exploration	—	60,750	—	—	60,750
Transportation and blending	—	61,737	—	—	61,737
General, administrative and share-based compensation	375	17,946	98	(375)	18,044
Financing, derivatives, foreign exchange and other (gains)/losses	3,378	23,131	3	(9,739)	16,773
Depletion and depreciation	—	72,311	—	—	72,311
Income tax expense	—	17,788	—	—	17,788
Net income	$2,080	$37,073	$3,805	$—	$42,958

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended March 31, 2013
Cash provided by (used in):
Operating activities	$5,547	$89,876	$(249)	$—	$95,174

Payment of dividends	(57,244)	—	—	—	(57,244)
Decrease in bank loan	—	39,448	—	—	39,448
Change in intercompany loans	63,123	(63,123)	—	—	—
Increase in equity	3,718	—	—	—	3,718
Interest paid	(15,144)	(1,394)	—	—	(16,538)
Financing activities	(5,547)	(25,069)	—	—	(30,616)

Additions to exploration and evaluation assets	—	(4,150)	—	—	(4,150)
Additions to oil and gas properties	—	(162,372)	—	—	(162,372)
Proceeds from divestitures	—	42,382	—	—	42,382
Additions to other plant and equipment, net of disposals	—	(3,370)	—	—	(3,370)
Change in non-cash working capital	—	61,831	—	—	61,831
Investing activities	—	(65,679)	—	—	(65,679)

Impact of foreign currency translation on cash balances	$—	$(485)	$—	$—	$(485)

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended March 31, 2012
Cash provided by (used in):
Operating activities	$72,244	$79,117	$—	$—	$151,361

Payment of dividends	(55,351)	—	—	—	(55,351)
Increase in bank loan	—	18,142	—	—	18,142
Increase (decrease) in intercompany loans	(13,860)	27,884	(14,024)	—	—
Increase in investments	—	(14,024)	—	14,024	—
Increase in equity	8,825	—	14,024	(14,024)	8,825
Interest paid	(11,858)	(2,694)	—	—	(14,552)
Financing activities	(72,244)	29,308	—	—	(42,936)

Additions to exploration and evaluation assets	—	(3,731)	—	—	(3,731)
Additions to oil and gas properties	—	(132,187)	—	—	(132,187)
Property acquisitions	—	(2,336)	—	—	(2,336)
Proceeds from divestitures	—	3,568	—	—	3,568
Additions to other plant and equipment, net of disposals	—	(5,044)	—	—	(5,044)
Change in non-cash working capital	—	26,118	—	—	26,118
Investing activities	—	(113,612)	—	—	(113,612)

Impact of foreign currency translation on cash balances	$—	$152	$—	$—	$152